SCHONFELD & WEINSTEIN, L.L.P.
SAMUEL P. SCHONFELD (1927-1964)	ATTORNEYS AT LAW	TELEPHONE
JOEL SCHONFELD	80 Wall Street	(212) 344-1600
ANDREA I. WEINSTEIN*	Suite 815	FAX
MARK A. MACRON*	New York, New York 10005	(212) 480-0717
*ALSO ADMITTED IN NEW JERSEY	WWW.SCHONFELD-WEINSTEIN.COM	E-MAIL
joel@schonfeld-weinstein.com
andrea@schonfeld-weinstein.com
keywan@schonfeld-weinstein.com

January 31, 2005

United States Securities & Exchange Commission
Washington, D.C. 20549

ATTN: Pamela A. Long, Assistant Director

Re:    SmartMetric, Inc.
Registration Statement on Form SB-2
Filed September 3, 2004
File No. 333-118801

Dear Ms. Long:

We are in receipt of your letter dated October 1, 2004 and have the following responses:

General

1.  We have stated that the offering price of $1.50 per share has been arbitrarily determined.

2.  We have revised disclosure throughout the document to state that SmartMetric has not yet produced a prototype.

3.  We have explained the meanings of all abbreviations or acronyms.

4.  We have made revisions so that “Common Stock,’” “Preferred Stock,” and “Dividends” appear as subsections under a discrete section, “Description of Securities.” We have clarified that SmartMetric has no intent to issue shares of its authorized preferred stock. “Transfer Agent,” “Principal Shareholders,” and “Certain Relationships and Related Transactions,” now appear as a discrete sections of the prospectus.

5.  The fee table, prospectus outside front cover page, and selling shareholder table have been revised to show that three million of the shares registered for resale are Class A common stock.

Registration Statement’s Cover Page

6.  We have added a box on the cover page to indicate that SmartMetric is relying on Rule 415 of Regulation C under the Securities Act.

Prospectus’ Outsider Front Cover Page

7.  The prospectus will not be used before the registration statement’s effectiveness.

8.  We have removed all references to underwriting discounts and commissions.

9.  We have removed all references to an “all or none” offering, and clarified that this is a best efforts by SmartMetric with a minimum requirement to sell 333,333 shares.

10.  We have indicated that funds received will be held in an escrow until the minimum offering is sold. We have clarified that escrow agent is Signature Bank.

Table of Contents

11.  We have not shown the page number of the prospectus’ various sections or subdivisions as they may change while the prospectus is being revised pursuant to the Commission’s comments. We will include such page numbers in the final prospectus.

Risk Factors, Page 9

12.  We have revised the captions/headings of the risk factors referenced in your letter.

13.  We have included in each risk factor’s discussion information necessary to assess the risk, including its magnitude.

14.  We have revised risk factors one, two, six, seven, eight, nine and ten to delete “there can be no assurance,” “there is no assurance,” and “there is no guarantee.”

15.  We have included risk factor disclosure of the consequences or efforts for SmartMetric and its shareholders if not all of the securities are sold.

16.  We have included disclosure of the consequences for SmartMetric and its shareholders if ISI is unable to locate companies or agencies interested in purchasing SmartMetric’s smart card.

17.  SmartMetric no longer plans to purchase and set up a manufacturing facility. Disclosure has been so revised.

18.  Regarding risks with the patent and license upon which SmartMetric’s business will substantially depend, we have made the following disclosures:

•	The patent has been issued;

•	The use of the patented technology may infringe upon patents issued to third parties;

•	Third parties may infringe on the patent;

•	The license agreement has been revised so that Applied Cryptology may not compete with SmartMetric and may not transfer ownership of the patent to third parties that may compete with SmartMetric.

•	Applied Cryptology may terminate the agreement upon SmartMetric’s bankruptcy.

19.  The risks that sales opportunities may be lost if SmartMetric and ISI do not agree on the terms of any particular teaming agreement have been disclosed.

20.  We have discussed the risks that SmartMetric may have difficulty in selling shares in this offering as selling shareholders may in effect compete with SmartMetric for investors, as well as the fact that if the market price of SmartMetric’s shares declines, investors may be able to obtain shares from selling shareholders at a lower price than SmartMetric’s price of $1.50 per shares.

21.  A risk factor discussing SmartMetric’s common stock’s status as a penny stock has been added.

Use of Proceeds, Page 14

22.  We have included a column in the chart to illustrate the use of proceeds if 50% of the offering is sold. Such revision was made to the Capitalization table, as well.

23.  We have revised all disclosure to state that Mr. Hendrick will receive up to 25% of the offering proceeds as salary.

Capitalization, page 15

24.  Under “Stockholders’ Equity,” we have broken out:

•	The number of shares of Class A common stock and undesignated common stock authorized.

•	The number of shares of Class A common stock and undesignated common stock and outstanding.

Plan of Distribution, Page 17

25.  We have amended this section’s first sentence to make clear that SmartMetric is offering common stock and not subscription rights.

26.  We have revised the prospectus to specify who will conduct the offering, and how such persons comply with the requirements of Rule 3a4-1.

27.  We have disclosed in the prospectus that we are unsure of the circumstances under which SmartMetric would expect to hire broker-dealers to sell shares in the offering.

28.  We have explained how SmartMetric intends to advertise the offering.

29.  SmartMetric has no arrangements with any third party to host or access the preliminary prospectus on the Internet.

30.  We have disclosed that Messrs. Hendrick, Sleep and Katzman, Applied Cryptology and any other affiliate of SmartMetric may each purchase up to 10,000 to meet the required minimum of 333,333 shares.

31.  We have stated clearly in the prospectus that changes in the material terms of the offering after the registration statement’s effective date will terminate the original offer and that investors would then be entitled to a refund.

32.  We have added disclosure that SmartMetric will refund the escrowed funds by the next business day or as soon as possible after the offering terminates if SmartMetric does not sell the minimum number of shares within the offering period.

Management’s Discussion and Analysis of Financial Condition

Overview, Page 20

33.  We have described SmartMetric’s plan of operation for the next 12 months including a summary of any product research and development that SmartMetric will perform for the term of the plan.

34.  We have added detail to explain how the company intends to “complete prototypes of Smartcard” and “outsource production of Smartcard.”

35.  We have disclosed that SmartMetric does not need to engage in any further research or development at this time, but instead is awaiting completion of its Smartcard prototype.

36.  We have disclosed the nature and timing of the consideration Mr. Hendrick paid for his shares.

37.  We have clarified that SmartMetric is registering the resale of 11,628,464 of its outstanding shares.

38.  We have revised the fifth paragraph to discuss SmartMetric’s need for additional capital more precisely.

39.  SmartMetric has no off-balance sheet arrangements that are reasonably likely to have a material current or future effect on SmartMetric’s financial condition, results of operations or liquidity.

Business

40.  There are no material existing or probably governmental regulation on SmartMetric and its business.

Fingerprint Sensor, page 24

41.  “Wet” and “dry” mean wet and dry - whether the person’s fingers are wet or dry.

42.  We have clarified that an unaffiliated third party owns and manufactures the patented and rechargeable lithium polymer battery.

License Agreement, Page 28

43.  The correct name is Applied Cryptology. The different names have been reconciled.

44.  Mr. Hendrick is the control person Applied Cryptology. Mr. Hendrick transferred the patent to Applied Cryptology, which licensed the right to use the patent to SmartMetric. We have revised this disclosure. We have also clarified that the patent has been granted.

45.  We have described all material terms of the license agreement.

Competition, Page 28

46.  We have discussed briefly the methods of competition in the identity management business.

Facilities, Page 29

47.  We have not yet determined the amount of the rent for office space that SmartMetric may start paying Mr. Hendrick after the offering.

Management, Page 29

48.  We have stated that the license agreement is on terms at least as favorable to SmartMetric as those that one would expect to negotiate with an unaffiliated party.

Transfer Agent, Page 32

49.  Reference to a merger has been removed.

Selling Shareholders, Page 34

50.  We have elaborated on the transfer of shares by Mr. Hendrick to the selling shareholders.

51.  We have revised the disclosure to indicate that Mr. Hendrick is an underwriter within the meaning of Section 2(a)(ii) of the Securities Act.

52.  We have revised the disclosure to indicate that the selling shareholders are underwriters within the meaning of Section 2(a)(ii) of the Securities Act.

53.  None of the selling shareholders has served as an officer, director, employee, or had any other material relationship with SmartMetric or any of its predecessors or affiliates within the past three years.

54.  We have disclosed the natural person(s) having sole or shared voting and investment control over the securities held by the beneficial owner of each entity shareholders.

55.  No selling shareholder is a broker-dealer or a broker-dealer’s affiliate.

56.  All duplicate entries have been eliminated.

57.  Each shareholder’s full name has been included in the table.

58.  SmartMetric will file a prospectus settlement to name successors to any named selling shareholders who are able to use the prospectus to resell the securities.

Litigation, Page 56

59.  We have combined “Legal Proceedings” with “Litigation.”

Further Information, Page 57

60.  We have deleted the language stating that descriptions contained in the prospectus of any contract or document are “not necessarily complete,” and “qualified by” reference to such contract or document.

Recent Sales of Unregistered Securities, Page 54

61.  For each transaction disclosed in this section, we have given the Securities Act’s sections or the Commission’s Rule under which SmartMetric claimed exemption from Registration and the facts relied upon to make the exemption available.

Report of Independent Auditor

62.  Michael T. Studer, CPA, PC has revised the audited opinion as per your comment.
Exhibits

63.  We have an included an exhibit index immediately before the exhibits.

64.  The subscription agreement to subscribe for shares in the offering is attached as an exhibit to the registration statement.

Exhibit 5.1

65.  We have stated clearly that the shares being offered by selling shareholder “are” rather than “will be” legally issued, fully paid and non-assessable.

Exhibits 10.1 and 10.3

66.  SmartMetric does not intend to apply for an order granting confidential treatment. Any missing appendices, exhibits, etc. were in error. Both exhibits are being refiled in their entirety.

67.  SmartMetric’s independent public accountant has consented to the use of its name under “Experts.”

68.  SmartMetric’s counsel has consented to the use of its name under “Legal Matters.”

Signatures

69.  SmartMetric’s chief financial officer has signed the registration statement.

Other

70.  The Company is aware that Michael T. Studer has been barred from association with the broker-dealer. However, it is SmartMetric’s understanding that Mr. Studer is a certified public accountant in good standing. Further, it is SmartMetric’s understanding that Mr. Studer, as a CPA, has been approved by the Commission to audit financial statements. Mr. Studer has no role in the business of SmartMetric, and the Company believes his problems with the Commission do not effect his ability to audit its financial statements.

If you have any further questions, please contact the undersigned.

Very truly yours,

/s/ Andrea I. Weinstein
Andrea I. Weinstein

AIW: kc-w